FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

£750,000,000

2.750% SENIOR NOTES DUE 2024

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / BBB+ / A (Positive Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Offering Format:	SEC Registered
Trade Date:	January 17, 2019
Settlement Date:	January 24, 2019 (T+4 days)
Maturity:	January 24, 2024
Par Amount:	£750,000,000
Reference Gilt Benchmark:	UKT 1.000% due April 2024
Re-offer Spread vs. Gilt:	1.033 + 175 bps (Gilt Price: 99.830)
Re-offer Yield (semi-annual):	2.783%
Re-offer Yield (annual):	2.802%
Annual Coupon:	2.750%
Public Offering Price:	99.759%
Net Proceeds to Citigroup:	£745,942,500 (before expenses)
Interest Payment Dates:	The 24th of each January, beginning January 24, 2020
Day Count:	Actual/Actual (ICMA), unadjusted
Business Days/Convention:	TARGET, London; Following
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply
Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 24, 2019 and prior to December 24, 2023, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Issuer’s Prospectus Supplement dated January 17, 2019 (the “Prospectus Supplement”)), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus Supplement) will equal the Treasury Yield defined therein calculated to December 24, 2023, plus 0.300%.

We may redeem the notes, at our option, in whole, but not in part, on or after December 24, 2023 at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.
Sinking Fund:	Not applicable
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Settlement:	Euroclear/Clearstream
Minimum Denominations/Multiples:	£100,000/multiples of £1,000 in excess thereof
Governing Law:	State of New York
Principal Paying Agent:	Citibank, N.A.
Documentation:	The notes will be issued under the issuer’s Registration Statement No. 333-224495 filed with the U.S. Securities and Exchange Commission.
ISIN:	XS1940150623
Common Code:	194015062
Sole Book Manager:	Citigroup Global Markets Limited

CITIGROUP INC.

£750,000,000

2.750% SENIOR NOTES DUE 2024

Joint Lead Managers:	ABN AMRO Securities (USA) LLC Bankia, SA. Barclays Bank PLC Commonwealth Bank of Australia Coöperatieve Rabobank U.A. Lloyds Securities Inc. Westpac Capital Markets LLC
Co-Managers:

Credit Suisse Securities (Europe) Limited

HSBC Bank plc

Mizuho International Plc

National Bank Financial Inc.

NatWest Markets Plc

Nomura International plc

RBC Europe Limited

Wells Fargo Securities International Limited

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.